ACT Advisers Act
SECTION 206
RULE 206(4)-3
PUBLIC AVAILABILITY 7/11/11

NO-ACT



11000265

July 11, 2011
IM Ref. No. 20106221259
J.P. Morgan Securities LLC

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act, pays to J.P. Morgan Securities LLC (the "Settling Firm") or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the District of New Jersey (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm.[2]

Our position is based on the facts and representations in your letter dated July 11, 2011, particularly the representations of the Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Judgment;

(2) the Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. J.P. Morgan Securities LLC,* No. 11-CV-3877 (D.N.J.) (July 8, 2011).

3 Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from

(3) it will comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement and the civil penalty; and

(4) for ten years from the date of the entry of the Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

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acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit the Settling Firm and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firm and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting such persons from the provisions of Section 9(a) of the Investment Company Act.

On July 11, 2011, the Commission issued an order, effective July 8, 2011, granting the Settling Firm and certain affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order. *In re J.P. Morgan Securities LLC, et al.;* SEC Rel. No. IC-29719 (July 11, 2011). Therefore, the Settling Firm and such affiliated persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Judgment.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm.



Stephan N. Packs
Senior Counsel

WILMERHALE

July 11, 2011

Stephanie Avakian

+1 212 230 8845(t)
+1 212 230 8888(f)
stephanie.avakian@wilmerhale.com

BY FEDERAL EXPRESS AND E-MAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: *Securities and Exchange Commission v. J.P. Morgan Securities LLC*, Case No. 11-cv-03877-WJM (D.N.J. July 8, 2011)

Dear Mr. Scheidt:

We submit this letter on behalf of our client, J.P. Morgan Securities LLC (the "Settling Firm"), the settling defendant in the above-captioned civil proceeding, which was filed on July 7, 2011.

The Settling Firm seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-3 thereunder (the "Rule"), if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to the Settling Firm, or any of its associated persons as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with the Rule, notwithstanding the existence of the Judgment[1] (as described below) that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm or certain related persons. While the Judgment does not operate to prohibit or suspend the Settling Firm or any of its associated persons from being associated with or (except as provided in Section 9(a) of the Investment Company Act of 1940, from which Section relief has being separately requested as described in footnote 2) acting as an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, it may affect the ability of the Settling Firm and its associated persons to receive such payments.[2] The Staff in many other instances has granted no-action relief

[1] *Securities and Exchange Commission v. J.P. Morgan Securities LLC*, Case No. 11-cv-03877-WJM (D.N.J. July 8, 2011).

[2] Under Section 9(a) of the Investment Company Act of 1940 ("Investment Company Act"), the Settling Firm and its affiliated persons will, as a result of the Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. The Settling Firm and affiliated persons of the Settling Firm who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and the Settling Firm's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for

under the Rule in similar circumstances. The staff of the Division of Enforcement has informed us that it does not object to the grant of the requested no-action relief.

BACKGROUND

The staff of the Division of Enforcement has engaged in settlement discussions with the Settling Firm in connection with the above-captioned civil proceeding, which will be brought alleging violations of Section 15(c)(1)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result of these discussions, the Settling Firm submitted an executed Consent of the Defendant J.P. Morgan Securities LLC to Entry of Final Judgment (the "Consent") that was presented by the staff of the Commission to the United States District Court for New Jersey when the Commission filed its complaint against the Settling Firm in a civil action ("Complaint"). In the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, the Settling Firm agreed to consent to the entry of a final judgment as described below, without admitting or denying allegations made in the above-captioned proceeding (other than those relating to jurisdiction of the district court over it and the subject matter solely for purposes of that action).

The Complaint alleged that the Settling Firm engaged in misrepresentations in connection with bidding on certain temporary investment of proceeds from the sale of certain tax-exempt municipal securities by state and local governmental entities in the United States. The Complaint alleged that the Settling Firm made misrepresentations in connection with bidding for certain investments, violating Section 15(c)(l)(A) of the Exchange Act [15 U.S.C § 780(c)(l)(A)]. The Judgment, among other things, will restrain and enjoin the Settling Firm and its agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice of the Judgment from violating, directly or indirectly, Section 15(c) of the Exchange Act. Additionally, pursuant to the Judgment, the Settling Firm will pay disgorgement in the amount of $11,065,969, prejudgment interest in the amount of $7,620,380, and a civil monetary penalty of $32,500,000.

DISCUSSION

The Rule prohibits an investment adviser that is required to be registered under the Advisers Act from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an

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exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the Judgment, and a permanent order in due course thereafter. In no event will the Settling Firm or any of its affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Judgment. On July 11, 2011, the Commission issued a temporary order (SEC Release No. IC-29719) effective as of the date of the Judgment, and the applicants expect the Commission will issue a permanent order in due course thereafter.

order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment would cause the Settling Firm to be disqualified under the Rule and, accordingly, absent no-action relief, the Settling Firm would be unable to receive cash payments from advisers required to be registered for the solicitation of advisory clients.

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who ... has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act ... and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws (except as provided in Section 9(a) of the Investment Company Act).[5] The Settling Firm has not been sanctioned for conduct in connection with the solicitation of advisory clients for investment advisers. The Judgment does not pertain to advisory activities. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit any investment adviser from paying the Settling Firm or its associated persons for engaging in solicitation activities under the Rule.

In addition, the need for the no-action relief requested is neither theoretical nor speculative, but instead is concrete. The Settling Firm currently is contractually entitled to receive cash compensation from investment advisers in connection with its solicitation of advisory clients for those advisers. The Staff previously has granted numerous requests for no-action relief from the

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[3] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295.

[4] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

[5] See footnote 2.

disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6]

UNDERTAKINGS

In connection with this request, the Settling Firm undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm which is subject to the Judgment;

2. to comply with the terms of the Judgment, including, but not limited to, payment of disgorgement and the civil penalty; and

3. that, for ten (10) years from the date of the entry of the Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters

[6] See, e.g., J.P. Morgan Securities LLC, SEC No-Action Letter (pub. avail. June 29, 2011); UBS Financial Services Inc., SEC No-Action Letter (pub. avail. May 9, 2011); Citigroup Inc., SEC No-Action Letter (pub. avail. Oct. 22, 2010); Banc of America Investment Services, Inc., SEC No-Action Letter (pub. avail. June 10, 2009); Barclays Bank PLC, SEC No-Action Letter (pub. avail. June 6, 2007); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. May 15, 2006); American International Group, Inc., SEC No-Action Letter (pub. avail. Feb 21, 2006); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Feb. 23, 2005); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. Feb. 4, 2005); Prime Advisors, Inc.; SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); UBS Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12,2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13,2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Salomon Brothers Inc.; SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

into such a contract, if the person has the right to terminate such contract without penalty within five (5) business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays the Settling Firm a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

Best regards,



Stephanie Avakian

cc: Scott G. Campbell, Esq., JPMorgan Chase Legal Department

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